25x8 column (32.9 cms) - Business Standard

EXHIBIT 99.13

Wipro Limited — Results for the quarter and year ended March 31, 2005

Wipro Limited - Consolidated
Audited Segment-wise Business performance for the quarter and year ended
March 31, 2005 (In Rs. Million)

	Quarter ended			Year ended
	March 31,			March 31,
Particulars	2005	2004	Growth %	2005	2004	Growth %

Segment Revenue
Global IT Services and Products	16,409	12,549	31	60,753	43,575	39
India and AsiaPac IT Services and Products	4,842	3,666	32	13,964	9,762	43
Consumer Care and Lighting	1,227	1,020	20	4,723	3,649	29
Others	643	628	2	2,258	1,826	24
Total	23,121	17,863	29	81,698	58,812	39
Profit Before Interest and Tax — PBIT (1)
Global IT Services and Products	4,148	2,966	40	16,041	9,539	68
India and AsiaPac IT Services and Products	415	399	4	1,042	792	32
Consumer Care and Lighting	177	136	30	672	551	22
Others	81	119	-32	397	277	43
Total	4,821	3,620	33	18,152	11,159	63
Interest (net) and Other Income	198	343		796	873
PROFIT BEFORE TAX	5,019	3,963	27	18,948	12,032	57
Income Tax expense	(715)	(759)		(2,750)	(1,681)
Profit before share in earnings / (losses) of affiliates and minority interest	4,304	3,204	34	16,198	10,351	56
Share in earnings of affiliates	42	28		175	23
Minority interest	(16)	(24)		(88)	(59)
PROFIT AFTER TAX	4,330	3,208	35	16,285	10,315	58
Earnings per share — EPS
(PY: Adjusted EPS for bonus issue in ratio of 2:1)
Basic (in Rs.)	6.20	4.62		23.41	14.87
Diluted (in Rs.)	6.11	4.61		23.19	14.85
Operating Margin
Global IT Services and Products	25%	24%		26%	22%
India and AsiaPac IT Services and Products	9%	11%		7%	8%
Consumer Care and Lighting	14%	13%		14%	15%
Total	21%	20%		22%	19%
Capital employed (2)
Global IT Services and Products	29,888	21,732		29,888	21,732
India and AsiaPac IT Services and Products	1,370	1,941		1,370	1,941
Consumer Care and Lighting	917	596		917	596
Others	21,538	14,498		21,538	14,498
Total	53,713	38,767		53,713	38,767
Capital Employed Composition
Global IT Services and Products	56%	56%		56%	56%
India and AsiaPac IT Services and Products	3%	5%		3%	5%
Consumer Care and Lighting	2%	2%		2%	2%
Others	40%	37%		40%	37%
Total	100%	100%		100%	100%
Return on average capital employed:
Global IT Services and Products	59%	58%		62%	47%
India and AsiaPac IT Services and Products	119%	93%		63%	53%
Consumer Care and Lighting	90%	97%		89%	86%
Total	36%	35%		39%	30%

(1)	PBIT is after considering restricted stock unit amortisation of Rs. 177 Mn for three months ended and Rs. 346 Mn for year ended March 31, 2005. PBIT of Global IT Services and Products is after considering restricted stock unit amortisation of Rs. 159 Mn for three months ended and Rs. 310 Mn for the year ended March 31, 2005.

(2)	This includes cash and cash equivalents of Rs. 28,497 Mn (2004: Rs. 21,760 Mn).

(In Rs. Million)

Geography	Quarter ended March 31,				Year ended March 31,
	2005	%	2004	%	2005	%	2004	%
India	6,557	29	5,725	32	19,513	24	15,205	26
USA	11,201	48	8,738	49	41,935	51	30,868	52
Rest of the world	5,362	23	3,400	19	20,249	25	12,739	22
Total	23,121	100	17,863	100	81,698	100	58,812	100

Notes to segment report:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside.

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. As of March 31, 2005, forward contracts to the extent of USD 318 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur.

The gain / loss on roll over / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances/Current liabilities

The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the Company has recognized marked to market gain of Rs. 1.03 Mn in the current period.

As at the balance sheet date, the Company had forward contracts to sell USD 503 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 275.31 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Wipro Limited — Stand alone — Parent Company
Audited Financial Results for the quarter & year ended
March 31, 2005 (In Rs. Million)

	Three Month ended		Year ended
	March 31,		March 31,
Particulars	2005	2004	2005	2004

Net Income from Sales / Services	20,555	15,787	72,355	51,685
Cost of Sales / Services
a. Consumption of raw materials	3,886	3,039	11,477	8,209
b. Other expenditure	9,471	7,568	34,334	25,155
Gross Profit	7,198	5,180	26,544	18,321
Selling and Marketing expenses	1,229	1,295	5,060	4,567
General and Administrative expenses	813	467	2,911	2,292
Operating Profit before interest and depreciation	5,156	3,418	18,573	11,462
Interest expense	10	11	56	35
Depreciation	564	443	1,860	1,516
Operating Profit after interest and depreciation	4,582	2,964	16,657	9,911
Other income	289	368	913	912
Profit before tax	4,871	3,332	17,570	10,823
Provision for tax	657	744	2,622	1,674
PROFIT FOR THE QUARTER	4,214	2,588	14,948	9,149
Paid up equity share capital	1,407	466	1,407	466
Reserves	47,517	34,610	47,517	34,610
Earnings per share (EPS) — in Rs.
(PY: Adjusted EPS for bonus issue in ratio of 2:1)
Basic (in Rs.)	6.03	3.73	21.48	13.19
Diluted (in Rs.)	5.94	3.72	21.29	13.17
Aggregate of non-promoters shareholding
Number of shares	118,832,392	113,539,326	118,832,392	113,539,326
(PY: Adjusted for bonus issue in ratio of 2:1)
Percentage of holding	16.89%	16.26%	16.89%	16.26%
Details of expenditure
Items exceeding 10% of total expenditure
Staff Cost	7,924	6,349	28,785	20,962
Travel	1,277	1,073	4,765	4,320

Status of Redresal of Complaints received for the period
from January 1, 2005 to March 31, 2005

	Opening balance	Complaints	Complaints
	for the	received during the	disposed during the
Nature of Complaints	quarter	quarter	quarter	Unresolved
Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	0	0	0
Complaints with respect to Dematerialisation / Rematerialisation of shares	0	0	0	0
Complaints with regard to non-receipt of Corporate benefits like Dividend / Dividend Warrants / Interest / Bonus Shares	0	20	20	0
Total	0	20	20	0

Had the Company continued to follow the earlier accounting policy, the profit for the quarter would have been higher by Rs. 280.22 Mn (higher by Rs. 83.22 Mn for the year ended March 31, 2005).

5. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements”.

c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

Notes:

1. The above financial results were approved by the Board of Directors of the Company at its meeting held on April 22, 2005. There are no qualifications in the report issued by the Auditors for these periods.

2. The Board of Directors of the Company have recommended a final dividend of Rs. 5 per share.

3. The Board of Directors have also recommended issue of Bonus Shares in the ratio of 1:1 i.e. one equity share for every one equity share held. The issue of Bonus Shares is subject to the approval of the members of the Company.

By order of the Board
Place: Bangalore	Azim H Premji
Date: April 22, 2005	Chairman